Northgate Minerals Corporation

Report to Shareholders
Three Months Ended March 31, 2010

Management’s Discussion and Analysis

Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of Northgate Minerals Corporation (“Northgate” or the “Corporation”) and should be read in conjunction with the accompanying unaudited consolidated financial statements and related notes, which are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These statements, together with the following discussion and analysis, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate. A cautionary note regarding forward-looking statements follows this MD&A. All of the financial information presented herein is expressed in US dollars, unless otherwise stated. The information presented in this MD&A is as of May 10, 2010, unless otherwise stated.

First Quarter 2010 Highlights

Generated strong cash flow from operations of $16.3 million or $0.06 per diluted share.

Reported adjusted net earnings(1) of $7.3 million or $0.03 per share.

Produced 73,362 ounces of gold and 9.5 million pounds of copper at an average net cash cost of $654 per ounce of gold.

Sold 75,128 ounces of gold at a realized price of $1,128 per ounce and 11.1 million pounds of copper at a realized price of $3.49 per pound.

At Young-Davidson, appointed AMEC Americas Limited (“AMEC”) as the engineering, procurement, construction management (“EPCM”) contractor and awarded a shaft development contract to Cementation Canada Inc (“Cementation”). Construction at Young-Davidson is scheduled to begin this summer.

Successful exploration results during the quarter:

»

Drilling at Fosterville, south of the Phoenix Reserve block, has intersected 6.3 metres (“m”) of 12.2 grams per tonne (“g/t”) gold on section 6900N and 5.1m of 6.5 g/t gold on section 6950N, potentially extending the Phoenix Extension zone another 150 metres south along strike and down plunge.

»

At Young-Davidson, drilling on the high-grade mafic volcanic gold mineralization around old workings just east of the current deposit continues to show promising results for additional open pit resources and reserves. Highlight holes include:

	–	Hole 160: intersected a core length of 17.2m of 5.29 g/t
	–	Hole 174: intersected a core length of 18.0m of 4.35 g/t.

Identified a high-grade zone of at least 70 million tonnes within the Kemess North Deposit that could potentially support an underground block cave operation (“Kemess Underground”).

»	$3 million infill diamond drill program to commence this summer to increase the confidence in the high-grade zone and confirm geotechnical conditions.

(1) Adjusted net earnings is a non-GAAP measure. See section entitled “Non-GAAP Measures” on page 22 in this MD&A.

Northgate Minerals Corporation

Executive Overview

Financial Performance

Northgate Minerals Corporation (“Northgate” or “the Corporation”) recorded consolidated revenue of $125,278,000 in the first quarter of 2010, compared with $123,818,000 in the same period last year. Net earnings were $4,937,000 or $0.02 per diluted share in the first quarter of 2010, compared to $21,410,000 or $0.08 per diluted share for the corresponding quarter of 2009. Adjusted net earnings(1) for the first quarter of 2010 were $7,341,000 or $0.03 per diluted share, compared with $27,313,000 or $0.11 per diluted share in the corresponding quarter of 2009. Cash flow from operations, after changes in working capital and other items, was $16,283,000 or $0.06 per diluted share in the first quarter of 2010, compared to cash flow of $45,202,000 or $0.18 per diluted share in the same period last year. Cash flow was lower in the first quarter of 2010 than it was in the same period one year ago as a result of a Cdn$28,000,000 Canadian income tax payment made in February 2010 for the 2009 taxation year. Per share data is based on the weighted average diluted number of shares outstanding of 292,005,260 in the first quarter of 2010 and 255,762,702 in the corresponding quarter of 2009. As of May 10, 2010, the Corporation had 290,841,559 issued and outstanding common shares and 8,259,050 outstanding common share options.

Health, Safety and Environment

Northgate strives to ensure that the highest health, safety and environmental standards are maintained at all of its operations. During the first quarter of 2010, Northgate’s Australian mines operated without a single lost time injury (LTI). In Canada, Young-Davidson had no LTIs during the first quarter and Kemess South recorded one LTI.

Northgate also strives to minimize its environmental footprint during the mine-life cycle and believes that responsible environmental management is key to operational success. As Kemess South winds down, extensive reclamation efforts have ramped up in preparation for its final closure, ensuring that the area is reclaimed with the same passion and success demonstrated during its mine-life. To that end, work continued on the upper benches of the waste rock dump, with the focus on slope re-contouring and overburden placement in preparation for the upcoming summer tree planting program. This follows on the work that was completed in 2009, as major advancements were achieved on the re-sloping of the entire lower bench, placement of topsoil, and establishment of vegetation test plots. Also, hauling of the potentially acid generating waste rock continued to the exhausted west pit for final disposal as per the closure plan.

(1) Adjusted net earnings is a non-GAAP measure. See section entitled “Non-GAAP Measures” on page 22 in this MD&A.

Northgate Interim Report | Q1 2010 | 3

Summarized Consolidated Results

	Q1 2010	Q1 2009

Operating Data
Gold
Production (ounces)	73,362	107,477
Sales (ounces)	75,128	106,684
Realized gold price ($/ounce) [1]	1,128	934
Copper
Production (thousands pounds)	9,529	15,007
Sales (thousands pounds)	11,145	13,032
Realized copper price ($/pound) [1]	3.49	2.07
Net cash cost ($/ounce)	654	396

Financial Data (Thousands of US dollars, except where noted)
Revenue	125,278	123,818
Net earnings	4,937	21,410
Earnings per share
Basic	0.02	0.08
Diluted	0.02	0.08
Cash flow from operations	16,283	45,202
Cash and cash equivalents	230,306	88,379
Total assets	728,158	593,322

1

Metal pricing quotational period is three months after the month of arrival (MAMA) at the smelting facility for copper and gold produced at Kemess South. Realized prices reported will differ from the average quarterly reference prices, as realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at the end of the quarter.

Corporate Outlook

Northgate reported solid first quarter production from its three operating mines of 73,362 ounces of gold, highlighted by production at Stawell and Kemess South, which both met their production forecasts. Northgate also continued to generate strong cash flow from operations of $16.3 million, following on the record annual cash flow generated in 2009. On the exploration front, an aggressive $21 million budget has already started to show promising results. At Fosterville, drilling south of the Phoenix Reserve has the potential to extend the zone another 150 metres. Work will continue into the second quarter with the focus of integrating the new drill data into a reserve and resource model. Drilling will also continue on the ‘Big Fish’ targets at Stawell, where work is currently underway in the Northgate Gift, a fault offset trend of the Magdala orebody, amongst other prospective targets. At Young-Davidson, a near-surface diamond drill program will wrap up, where results to date have indicated the potential to add to current open pit reserves, which would have a positive impact on the early years of operating the mine. During the quarter, substantial progress was made on the property and construction is scheduled to begin this summer. Finally, a $3 million drill program at Kemess Underground will also take place this summer after an initial 70 million tonne high-grade zone was identified within the Kemess North Deposit. Although more work is required to increase the confidence in the high-grade resource and determine the boundary of the high-grade zone, an initial review indicates the potential to support an underground block cave operation at the Kemess Camp.

2010 Production Forecast

Northgate’s production forecast for the balance of 2010 is outlined in the following table:

	Actual (ounces)	Forecast (ounces)			Total (ounces)	Forecast 2010 Cash Cost ($/oz)[1]
	Q1	Q2	Q3	Q4
Fosterville	26,421	28,500	26,500	26,500	108,000	$659
Stawell	22,238	21,250	27,250	28,750	99,500	$665
Kemess	24,703	23,000	26,500	28,500	102,500	$301
	73,362	72,750	80,250	83,750	310,000	$553

1	Assuming copper price of $3.20/lb and exchange rates of US$/Cdn$0.97 and US$/A$0.92 for Q2 to Q4 2010.

Northgate Interim Report | Q1 2010 | 4

Results of Operations

Fosterville Gold Mine

	Q1 2010	Q1 2009

Operating Data
Ore mined (tonnes)	180,505	165,355
Ore milled (tonnes)	191,663	167,924
Ore milled per day (tonnes)	2,130	1,866
Gold
Grade (g/t)	5.11	5.53
Recovery (%)	83	86
Production (ounces)	26,421	25,779
Sales (ounces)	25,944	26,363
Net cash cost ($/ounce)	679	430

Financial Data (Thousands of US dollars)
Revenue	28,880	23,782
Cost of sales	17,502	11,017
Earnings from operations	705	6,483
Cash flow from operations	5,962	12,748
Capital expenditures	11,112	9,747

Operational Performance

Fosterville produced 26,421 ounces of gold during the three months ended March 31, 2010, compared with 25,779 ounces of gold produced in the corresponding quarter of 2009.

During the quarter, 180,505 tonnes of ore were mined and mine development advanced 2,239m, compared with 165,355 tonnes mined and 1,900m advanced, respectively, in the corresponding period of 2009. Mining rates dramatically increased in the first quarter of 2010 compared to the same period last year due to an increase in the number of working faces made available within the Phoenix and Ellesmere orebodies and by the substantial mine development achieved since Northgate took ownership of the mine.

During the quarter, 191,663 tonnes of ore were milled at a grade of 5.11 g/t compared with 167,924 tonnes milled at a grade of 5.53 g/t in the corresponding quarter of 2009. Gold recoveries of 83% in the first quarter were lower than the 86% recovery recorded in the same period last year as more black shale ore was treated. The amount of carbon-in-leach (“CIL”) tailings retreated during the quarter was also curtailed due to the increased amount of black shale ore treated and this is expected to continue in the second quarter of 2010. As a result of tailings retreatment constraints and slightly lower recovery experienced in the first quarter and forecast in the second quarter, Fosterville is now forecast to produce 108,000 ounces in 2010.

Total operating costs for the first quarter of 2010 were A$19,847,000 (2009 – A$16,661,000) or A$104 (2009 – A$99) per tonne of ore milled. The increase in operating costs reflect the increased production year over year, higher maintenance costs and a higher proportion of operating development relative to capital development during the quarter. The higher operating development in the first quarter is temporary and is expected to reverse in the remaining quarters of the year. Mining costs were A$61 (2009 – A$54) per tonne of ore mined and milling costs were A$35 (2009 – A$35) per tonne of ore milled.

The net cash cost of production for the first quarter of 2010 was $679 per ounce of gold, which was significantly higher than the $430 per ounce of gold recorded in the same period last year due primarily to the stronger Australian dollar relative to the US dollar (2010 – $0.90 and 2009 – $0.67) and to a much lesser extent the lower grade of ore milled.

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Financial Performance

Fosterville’s revenue for the three months ended March 31, 2010 was $28,880,000 based on gold sales of 25,944 ounces, compared to $23,782,000 and gold sales of 26,363 ounces in the corresponding period of 2009. The cost of sales for the first quarter of 2010, excluding depreciation and depletion, was $17,502,000 (2009 –$11,017,000) and the depreciation and depletion expense was $8,182,000 (2009 – $5,155,000). Earnings from operations before income taxes recorded for the period was $705,000 compared with $6,483,000 in the corresponding period of 2009. The much stronger Australian dollar relative to the US dollar significantly increased both cost of sales and depreciation expense at Fosterville during the first quarter of 2010 relative to one year ago.

During the first quarter of 2010, the mine generated $5,962,000 in cash flow from operations while $12,748,000 was generated in the corresponding period of 2009.

Total investment in capital expenditures at Fosterville was $11,112,000, which included $7,627,000 for mine development, $1,204,000 for plant and equipment, $1,080,000 for tailings dam construction and $1,201,000 for land acquisition. Capital expenditures in the corresponding period of 2009 were $9,747,000, which included $4,661,000 for capital development, $2,461,000 for the heated leach plant and $732,000 for a tailings dam raise.

Northgate Interim Report | Q1 2010 | 6

Stawell Gold Mine

	Q1 2010	Q1 2009

Operating Data
Ore mined (tonnes)	196,725	154,718
Ore milled (tonnes)	206,007	180,199
Ore milled per day (tonnes)	2,264	2,002
Gold
Grade (g/t)	3.88	4.45
Recovery (%)	87	87
Production (ounces)	22,238	22,392
Sales (ounces)	21,411	24,635
Net cash cost ($/ounce)	794	432

Financial Data (Thousands of US dollars)
Revenue	24,054	22,415
Cost of sales	17,070	11,050
Earnings (loss) from operations	(4,065)	4,693
Cash flow from operations	8,545	13,008
Capital expenditures[1]	9,040	5,926

1	Capital expenditures include mineral property, plant and equipment acquired through assumption of capital leases.

Operational Performance

During the first quarter of 2010, production of 22,238 ounces of gold at the Stawell mine was in line with forecast, compared to 22,392 ounces of gold in the corresponding period last year. During the quarter, development advance was less than expected due to a combination of lower equipment availability and delays with the commissioning of chilling systems in the GG3 mining front, which will affect production slightly downwards in the second quarter. However, the development shortfall from the most recent quarter will be made up over the remainder of the year and Stawell’s 2010 production forecast remains at 99,500 ounces of gold.

Mine production during the quarter of 196,725 tonnes of ore was higher than the 154,718 tonnes mined in the same period of 2009 when geotechnical issues in the G5L zone limited production. Underground mine development continued in the Golden Gift (GG) production zones, GG3 and GG6, as well as the Magdala area during the quarter and the development advance totalled 1,892m (2009 – 1,407m). Progress was made in upgrading the underground ventilation systems for the lower areas of the mine and improving secondary egress routes.

During the first quarter of 2010, 206,007 tonnes of ore was milled at an average grade of 3.88 g/t compared with 180,199 tonnes of ore at 4.45 g/t in the same period last year. Gold recoveries of 87% in the first quarter of 2010 were in line with the 87% recovery recorded in the same period of 2009.

Total operating costs for the first quarter of 2010 were A$19,529,000 (2009 – A$14,542,000) or A$95 (2009 – A$81) per tonne of ore milled. The increase in operating cost results primarily from mining activity and included higher maintenance costs, as well as a higher proportion of operating development relative to capital development during the quarter, which will balance out as the year progresses. Mining costs were A$68 (2009 – A$57) per tonne of ore mined and milling costs were A$22 (2009 – A$24) per tonne of ore milled.

The net cash cost of production for the first quarter of 2010 was $794 per ounce of gold, which was significantly higher than the cash cost of $432 per ounce of gold recorded in the same period last year. Higher mining costs and a much stronger Australian dollar relative to the US dollar significantly impacted production costs during the most recent quarter.

Northgate Interim Report | Q1 2010 | 7

Financial Performance

Stawell’s revenue for the three months ended March 31, 2010 was $24,054,000 based on gold sales of 21,411 ounces, compared to $22,415,000 and gold sales of 24,635 ounces in the corresponding period of 2009. Gold sales in the most recent quarter were lower than production due to a temporary inventory build due to the timing of doré shipments relative to the final day of the quarter. The cost of sales during the quarter, excluding depreciation and depletion, was $17,070,000 (2009 – $11,050,000) and the depreciation and depletion expense was $10,004,000 (2009 – $5,818,000). Loss from operations before income taxes recorded for the period were $4,065,000 compared with earnings of $4,693,000 in the corresponding period of 2009. During the first quarter of 2010, Stawell generated $8,545,000 in cash flow from operations compared with $13,008,000 in the corresponding quarter of 2009. The much stronger Australian dollar relative to the US dollar significantly increased both cost of sales and depreciation expense at Stawell during the first quarter of 2010 relative to one year ago.

Total investment in capital expenditures at Stawell was $9,040,000, which includes $4,914,000 for mine development, $2,866,000 for plant and equipment and $1,260,000 for underground ventilation systems. The plant and equipment expenditure includes $1,542,000 for the capital lease of a new haul truck. Capital expenditures in the corresponding period of 2009 were $5,926,000, which included $3,179,000 for mine development and $2,747,000 for plant and equipment.

Northgate Interim Report | Q1 2010 | 8

Kemess South Mine

	Q1 2010	Q1 2009

Operating Data
Ore plus waste mined (tonnes)	10,540,309	6,752,463
Ore mined (tonnes)	5,281,482	6,146,976
Stripping ratio (waste/ore)	0.996	0.099
Ore milled (tonnes)	4,592,686	4,312,171
Ore milled per day (tonnes)	51,030	47,913

Gold
Grade (g/t)	0.272	0.606
Recovery (%)	62	71
Production (ounces)	24,703	59,306
Sales (ounces)	27,773	55,686

Copper
Grade (%)	0.122	0.187
Recovery (%)	77	85
Production (thousands pounds)	9,529	15,007
Sales (thousands pounds)	11,145	13,032

Net cash cost ($/ounce)	502	367

Financial Data (Thousands of US dollars)
Revenue	75,238	86,153
Cost of sales	49,972	37,251
Earnings from operations	14,260	33,575
Cash flow from operations	22,492	5,875
Capital expenditures	2,026	1,877

Operational Performance

Kemess South has approximately one year remaining until the end of its mine life. Mining activities in the first quarter of 2010 were carried out in the eastern end of the pit with lower ore grades compared with the western end of the pit that was mined in the first quarter of 2009.

Kemess South posted gold and copper production of 24,703 ounces and 9.5 million pounds, respectively, in the first quarter of 2010 compared with 59,306 ounces and 15.0 million pounds in the corresponding quarter of 2009. Gold production was in line with forecast in the first quarter, while copper production was slightly below forecast due to lower than planned mill throughput. However, the forecast for 2010 copper production remains at 47.6 million pounds as higher grade copper will be processed at better recoveries in the second half of the year.

During the first quarter of 2010, approximately 10.5 million tonnes of ore and waste were removed from the eastern end of the open pit compared to 6.8 million tonnes during the corresponding quarter of 2009. The waste/ore strip ratio was much higher in the most recent quarter as stockpiled waste was moved out of the eastern end of the pit into the western end of the pit to expose ore. Unit mining costs were Cdn$1.11 per tonne moved compared with Cdn$2.30 per tonne moved in the first quarter of 2009. The unit mining costs in the most recent quarter were lower than they were in the same period last year due to higher production levels and the lower cost of mining due to shorter ore and waste haul distances out of the eastern end of the pit.

Mill throughput and mill availability during the first quarter of 2010 were 51,030 tonnes per day (tpd) and 92%, respectively, which was an improvement over the performance in the first quarter of 2009 of 47,913 tpd and 91%. Mill throughput was constrained somewhat in the first quarter of 2010 due to unplanned operating constraints in the pit in advance of installing the west pit water recovery barge, which will be completed in May. The ore milled in the first quarter of 2010 graded 0.272 g/t gold and 0.122% copper, compared with grades of 0.606 g/t gold and 0.187% copper in the same period of 2009. Gold and copper recoveries were lower year over year and averaged 62% and 77%, respectively, in the first quarter of 2010 compared with 71% and 85% in the same period last year. Metal recoveries were lower than in the same period in 2009 as a consequence of the lower grade ore being milled.

Northgate Interim Report | Q1 2010 | 9

Metal concentrate inventory declined by 7,000 wet metric tonnes (wmt) to approximately 4,000 wmt in the first quarter of 2010 as seasonal railcar availability issues abated.

The average unit cost of production at Kemess South was Cdn$10.07 per tonne milled during the first quarter of 2010, including Cdn$2.23 per tonne for concentrate marketing costs, comprised of treatment and refining costs and transportation fees. The unit cost in the same quarter in 2009 was Cdn$13.25 per tonne milled, which included Cdn$3.61 per tonne for marketing costs. Concentrate marketing costs have decreased year over year as the smelting and refining terms for 2010 have decreased to $46.5 per dry metric tonne (dmt) and $0.0465 per pound of copper compared with terms of $75 per dmt and $0.075 per pound in 2009. Site operating costs of Cdn$36.0 million declined approximately 13% in the first quarter of 2010 relative to the comparable period of 2009 (Cdn$41.6 million) as a result of idling part of the haul truck fleet due to reduced hauling distances associated with mining in the east end of the open pit and as a result reduced waste blasting costs.

The net cash cost of production at Kemess South in the first quarter was $502 per ounce of gold, which was lower than forecast due to the stronger than expected copper price. However, the net cash cost in the first quarter of 2010 was higher than the $367 per ounce recorded in the same period last year due to the lower metal production resulting from processing of lower grade ore, increased waste stripping costs and the stronger Canadian dollar relative to the US dollar. For the full year 2010, the net cash cost is expected to be approximately $300 per ounce as copper production is expected to increase in the second half of the year, which will increase the by-product credit.

Financial Performance

Revenue from Kemess South in the first quarter of 2010 was $75,238,000 compared with $86,153,000 in the corresponding period of 2009. Metal sales in the first quarter of 2010 consisted of 27,773 ounces of gold and 11.1 million pounds of copper compared with 55,686 ounces of gold and 13.0 million pounds of copper in the first quarter of 2009. During the first quarter of 2010, the price of gold on the London Bullion Market averaged $1,109 per ounce and the price of copper on the London Metal Exchange (LME) averaged $3.29 per pound. The net realized metal prices received on sales in the first quarter of 2010 were approximately $1,153 per ounce of gold and $3.49 per pound of copper, compared with $963 per ounce and $2.07 per pound in the first quarter of 2009. Since Northgate’s metal pricing quotational period is three months after the month of arrival (MAMA) at the smelting facility for copper and gold, the realized prices reported differ from the average quarterly reference prices. The realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at March 31, 2010.

The cost of sales in the first quarter of 2010 was $49,972,000, which was higher than the corresponding period last year when the cost of sales was $37,251,000. The increase in the most recent quarter reflects the impact of the strengthening Canadian dollar.

Depreciation and depletion expense in the first quarter was $9,072,000 compared to $12,402,000 during the corresponding period of 2009. The lower depreciation and depletion expense for the most recent quarter reflects the increase in the estimated residual value of the plant and equipment at Kemess South based on a recent independent appraisal, which reduced the depreciation expense for the most recent period.

Capital expenditures during the first quarter of 2010 totalled $2,026,000 compared to $1,877,000 in the corresponding period of 2009. Capital expenditures in the most recent quarter reflect the impact of the strengthening Canadian dollar and were primarily devoted to ongoing construction of the tailings dam and the purchase of new mill liners.

Northgate Interim Report | Q1 2010 | 10

Moving Ahead with Young-Davidson

In January, Northgate released positive results from its feasibility study for the Young-Davidson project and, based on these results, received approval from its Board of Directors to develop the mine. During the quarter, substantial progress was made as follows:

Environmental and permitting activities continued throughout the quarter and Northgate received notice that the first of several key permits, the Air and Noise Certificate of Approval, had been approved.

AMEC was appointed as the EPCM contractor and detailed engineering on the project commenced early in the quarter.

A contract with Cementation was recently signed for the shaft infrastructure engineering, the deepening of the existing shaft, and raise boring of a new 5.5m diameter production shaft

Hydro One has completed the Environmental Assessment process for upgrading the 47 kilometres (km) of the 115 kilovolts (kV) transmission line connecting Young-Davidson to the provincial grid. Preparation of the refurbishment project is expected to begin shortly.

Northgate has hired key members of its owner’s team at Young-Davidson and is readying the site infrastructure that is necessary to support construction and development activities.

A ceremony commemorating the Board’s approval to develop the mine was held on March 4 in Matachewan, with dignitaries, business representatives and members of the immediate and surrounding communities in attendance.

Ramp construction and existing shaft refurbishment activities continued with the ramp reaching a vertical depth of 524m by quarter end.

During the second quarter of 2010, the Young-Davidson site will convert to owner ramp development and engineering and permitting activities are expected to have advanced to the point where construction of surface facilities can begin this summer.

Northgate Interim Report | Q1 2010 | 11

Exploration Overview

Fosterville Gold Mine

During the first quarter, four drills were active primarily on the Phoenix Extension and Harrier Underground zones. Drilling on the Phoenix Extension was undertaken in order to extend reserves in the Phoenix deposit. Drilling highlights include Hole 526C in Section 6900N, which intersected 12.2 g/t gold over 6.3m and Hole 527C in Section 6950, which intersected 6.5 g/t over 5.1m (near to true thicknesses). Based on the assay results received to date, it appears that the Phoenix Extension zone continues at least another 150 metres down plunge. Work in the second quarter will focus on integrating the drill data into a resource and reserve model.

Figure 1: Longitudinal Projection of the Fosterville Gold Mine: Phoenix Extension

In the Harrier Underground zone, work on the north sector continued where there is good potential to increase the existing Harrier Underground reserve. Ten holes have been completed year-to-date and have returned strong grades over minable widths, demonstrating that this zone is consistent and predictable. Drilling is expected to continue throughout the second and third quarter.

Other exploration at Fosterville has included geophysical and geochemical surveys both on and off the mine lease in preparation for drill testing later in the year.

Stawell Gold Mine

Exploration at Stawell has continued with a mix of early stage exploration targets, such as Commercial Road and Pleasant Creek (historic alluvial producing areas), and Germania (historic high grade hard rock production). Exploration also includes targets within and adjacent to the mine lease, such as North Magdala, currently in a data compilation and analysis phase, and Northgate Gift, with a long hole in progress exploring for a fault offset portion of the Magdala orebody under the Wildcat Porphyry, a late structure against which the Magdala orebody is offset.

Results and/or completion of these programs are expected in the next several months, as well as substantial progress on in-mine exploration programs, such as the Infill drilling on Lower GG6 and Above Scotchman’s Fault, as diamond drill platforms become available within the mine workings.

Northgate Interim Report | Q1 2010 | 12

Young-Davidson

Drilling around old workings east of the current open pit reserves continues to show promising results for additional open pit resources and reserves. Highlight holes include Hole 160 that intersected a core length of 17.2 metres (true thickness estimated to be 11.7 metres) of 5.29 g/t and Hole 174 that intersected a core length of 18 metres (true thickness estimated to be 14.9metres) of 4.35 g/t gold. To date, 31 holes totalling 1,901m have been drilled in this area. A summary of assay results are shown in Tables 1 and 2 below. The drill program will be completed this summer.

Figure 2: Longitudinal Projection of Young-Davidson Property – Near Surface Holes

Table 1 – Select Young-Davidson Surface Holes from 2010 Drilling Program

Hole ID	From (m)	To (m)	Core Length (m)	Gold Grade
				Uncut (g/t)	Cut to 20 g/t
YD09-160	9.0	26.2	17.2	5.29	5.06
YD09-174	7.2	9.0	1.8	6.79	6.79

(True thicknesses estimated to be 70-90% of core length)

Table 2 –Young-Davidson Surface Holes from the 2009 Drilling Program

Hole ID	From (m)	To (m)	Core Length (m)	Gold Grade
				Uncut (g/t)	Uncut (g/t)
YD09-138	30.6	33.6	3.0	3.04	3.04
	53.5	58.5	5.0	12.84	12.75
YD09-139	69.3	72.0	2.7	16.83	13.86
YD09-140	13.5	21.0	7.5	2.95	2.95
	64.5	93.5	29.0	2.34	2.34
YD09-141	58.5	67.0	8.5	4.14	4.14
YD09-142	31.5	36.0	4.5	2.48	2.48
	94.0	126.0	32.0	1.95	1.95
Incl.	94.0	102.7	8.7	3.46	3.46

Northgate Interim Report | Q1 2010 | 13

Hole ID	From (m)	To (m)	Core Length (m)	Gold Grade Uncut (g/t)	Gold Grade Cut to 20 g/t
YD09-143	30.4	33.4	3.0	1.33	1.33
	45.4	48.0	2.6	3.57	3.57
	58.5	60.0	1.5	3.10	3.10
	75.0	76.9	1.9	2.15	2.15
YD09-144	8.0	14.0	6.0	4.33	4.33

(True thicknesses estimated to be 70-90% of core length)

Kemess Underground

During the quarter, Northgate commissioned an international engineering firm to assess the economic prospects of mining part of the Kemess North deposit using an underground block caving method. An initial review of the existing Kemess North resource model was carried out to identify the higher grade zone that could support an underground block cave operation (“Kemess Underground”). A target zone of at least 70 million tonnes of mineralization containing 1.4 million ounces of gold and 500 million pounds of copper was identified in the eastern part of the Kemess North deposit from 300m – 600m below surface.

At the time of the original Kemess North feasibility study in 2005, the geological and geotechnical information relating to the Kemess North deposit was collected and analyzed on the assumption that the deposit would be mined as a large low-grade open pit. In order to develop a more detailed block caving model, additional resource definition drilling is required to enable a greater degree of confidence in the potential of the high-grade resource, to determine the boundary of the high-grade zone and to confirm the geotechnical conditions necessary to support block caving. An exploration budget of $3 million has been approved and diamond drilling is scheduled to commence this summer.

Northgate Interim Report | Q1 2010 | 14

Corporate Overview

At March 31, 2010, there were 17,375 tonnes of copper forward sales outstanding at an average price of Cdn$3.31 per pound over the period from April 2010 through April 2011. The change in fair value of the remaining forward contracts during the quarter was a loss of $2,894,000 resulting from the increase in the forward price of copper since December 31, 2009. The fair value of these contracts at March 31, 2010 was a liability of $11,122,000 of which $10,654,000 is included in accounts payable and accrued liabilities for contracts expiring within 12 months and $468,000 is included in other long-term liabilities. Northgate had no forward gold contracts outstanding at March 31, 2010.

Corporate administration costs in the first quarter of 2010 were $3,839,000 compared to $2,282,000 in the corresponding quarter of the prior year, representing an increase of 68%. The increase results primarily from the non-cash charge related to Northgate’s employee stock option program. Both the number of options awarded in the current quarter (see paragraph below) and their value, which was determined using the Black-Scholes pricing model, increased which resulted in a $1,000,000 higher charge. Canadian corporate expenditures comprised mainly of personnel costs as well as ongoing compliance and investor relations costs were slightly higher than costs in the corresponding period in 2009. Australian corporate administration costs of $505,000 have also increased from $351,000 in the corresponding period in 2009. All of the increase in administration costs in Canada and Australia is attributable to the stronger Canadian and Australian exchange rates relative to the US dollar.

Northgate granted a total of 2,110,000 options to employees in the first quarter of 2010, compared to 1,566,000 options in the corresponding quarter of 2009. At March 31, 2010, there were 8,259,050 options outstanding, of which 4,834,750 were exercisable.

Exploration costs in the first quarter of 2010 were $4,127,000 compared to $3,249,000 in the first quarter of 2009. Costs incurred in Canada were $608,000, a decrease of $759,000 from the corresponding quarter in 2009 due to decreased exploration activity at Young-Davidson, which is now in the development phase of the project. Expenditures directly related to the development of Young-Davidson have been capitalized for accounting purposes since the positive pre-feasibility study was announced in July 2009. This decrease was more than offset by exploration expenses in Australia of $3,519,000, compared to $1,882,000 in the corresponding quarter in 2009, in support of ongoing efforts at both Fosterville and Stawell to identify additional areas of mineralization.

Net interest income was $454,000 in the first quarter of 2010 compared with $380,000 in the corresponding quarter of 2009. The increase is attributable to higher average cash balances compared to 2009.

Northgate recorded an income tax expense of $3,369,000 in the first quarter of 2010 compared to $11,805,000 in the corresponding quarter of 2009. The current income tax for the first quarter of $477,000 relates to the minimum British Columbia mineral tax due which results from the Canadian operations. Other than the BC mineral tax, the Canadian operations are not expected to pay income taxes in 2010 as significant pre-production development spending at Young-Davidson are expected to shield the income generated by Kemess South. Northgate did pay Cdn$28,000,000 in Canadian income tax in February 2010 for the 2009 taxation year but expects to recover a significant portion of that amount in future years. The Australian operations are also not expected to be cash taxable in 2010 as the Corporation has sufficient tax shields in Australia. Future income tax expense for the first quarter of 2010 was $2,892,000, resulting in an overall effective tax rate of 40%.

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Liquidity and Capital Resources

Working Capital: At March 31, 2010, Northgate had working capital of $161,395,000 compared with working capital of $173,806,000 at December 31, 2009 resulting from a reduction in current assets of $30,242,000 offset by a reduction in current liabilities of $17,831,000 since December 31, 2009. The reduction in current assets is attributable primarily to a lower cash and cash equivalent balance after payment of Canadian income taxes of Cdn$28,000,000 related to the 2009 tax year. The decrease in current liabilities is attributable to a reduction in income taxes payable offset by an increase in accounts payable and accrued liabilities as the mark-to-market losses on copper forward contracts have been reclassified from other long-term liabilities since these contracts mature within 12 months. Furthermore, a significant portion of severance accruals for Kemess South has also been reclassified from other long-term liabilities to accounts payable and accrued liabilities as Kemess South is nearing the end of its mine life. Northgate’s cash balance at March 31, 2010 was $230,306,000 compared with $253,544,000 at December 31, 2009. All cash is held on deposit with major established banks in Canada and Australia.

During the quarter, Northgate generated cash flow from operations of $16,283,000 compared to $45,202,000 for the corresponding quarter of 2009. The decline in cash flow resulted principally from the Canadian income tax payment made during the quarter for the 2009 tax year. Cash flow from operations at Kemess South was higher during the first quarter in 2010 compared to the corresponding quarter in 2009 due to significantly higher metal prices. This was offset by lower cash flow from operations at Fosterville and Stawell due to higher operating development and costs.

Northgate believes that its working capital at March 31, 2010, together with future cash flow from operations, is sufficient to meet its normal operating requirements for the next year, notwithstanding the current ongoing illiquidity and impairment of its auction rate securities investments (refer to discussion below).

Investments: Northgate continues to hold a type of debt security commonly referred to as auction rate securities (“ARS”). Auction rate securities are typically debt instruments, such as bonds, with a long-term nominal maturity for which the interest rate is regularly reset at 7, 28, or 35-day intervals so as to provide short-term liquidity. All of the auction rate securities currently held by the Corporation were rated AAA at the time of purchase. The auction rate securities currently held by the Corporation have a par value of $72,600,000. Beginning in August 2007, auctions at which these securities were to be re-sold began to fail, and as of the date hereof, attempts to conduct auctions have generally ceased. Currently, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers (or their guarantors) continue to make regular interest payments to the Corporation. For details on the legal situation surrounding the Corporation’s auction rate securities investments, refer to the Corporation’s further disclosure in the 2009 annual report. There has been no material change in the situation since December 31, 2009.

The estimated fair value of the Corporation’s auction rate securities holdings at March 31, 2010 was $36,726,000, which reflects a $976,000 decrease from the estimated fair value of $37,702,000 at December 31, 2009. The Corporation continues to earn interest on all of the auction rate securities that it holds.

$340,000 of the decline in value was related to the ARS investments issued by derivative product companies (companies involved in the issuance of credit default swaps). The Corporation has concluded that this decline is other than temporary, and recognized a corresponding write-down in net earnings for the three months ended March 31, 2010. The remaining decline in value was related to the Corporation’s ARS investments issued by Regulation XXX Insurance companies. The Corporation has concluded that this decline is temporary. In determining that the loss in value is temporary, the Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

Northgate Interim Report | Q1 2010 | 16

The Corporation believes that, based on its cash and cash equivalents balance of $230,306,000 at March 31, 2010 and expected operating cash flow, the current illiquidity and impairment of its auction rate securities will not have a material impact on the Corporation’s ability to carry on its business.

Short-Term Loan: Northgate received from Lehman a Short-Term Loan collateralized by the Corporation’s auction rate securities subsequent to such investments becoming illiquid (refer to previous discussion on the Short-Term Loan under “Investments”, above).

As of March 31, 2010, the principal outstanding on the Short-Term Loan was $41,137,000. Northgate continues to treat the Short-Term Loan as an obligation of the Corporation and has continued to classify it as a current liability based on its original maturity date.

Internal Controls Over Financial Reporting

Northgate management is responsible for designing, establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of Northgate’s consolidated financial statements in accordance with Canadian GAAP. However, any system of internal control over financial reporting, no matter how well designed, has inherent limitations and management acknowledges that ICFR will not prevent or detect all misstatements due to error or fraud.

Northgate’s management, including the CEO and CFO, have certified the adequacy of the design of the Corporation’s ICFR as of March 31, 2010 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Changes in Internal Control over Financial Reporting

There have been no changes in Northgate’s ICFR during the first quarter of 2010 that have materially affected, or are reasonably likely to affect, the Corporation’s ICFR.

Critical Accounting Estimates

Northgate’s accounting policies are described in note 2 to its consolidated financial statements for the year ended December 31, 2009, except for changes in these policies described in the section “Adoption of New Accounting Standards” below. These interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require Northgate to make various judgments with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgments that are involved in the preparation of Northgate’s consolidated financial statements and the uncertainties inherent therein.

Revenue Recognition

Northgate recognizes revenue from the sale of its concentrate upon transfer of title and delivery, which usually occurs on receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Northgate recognizes revenue from the sale of its gold doré from Fosterville and Stawell upon delivery, which occurs when the doré is picked up by the purchaser’s agent. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. Revenues are recorded at the time of sale based on the spot price at the date of delivery. Final pricing and payment generally occurs within three days of delivery. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end.

Northgate Interim Report | Q1 2010 | 17

Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. Northgate accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting cost is capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. The determination of site closure and reclamation costs requires assumptions with respect to future expected costs, discount rates and inflation rates, changes in which can materially affect the recognized amount of the liability.

Mineral Property Costs

Northgate records mine development expenditures at cost and acquired mineral properties at their fair value at the time they were acquired. The fair values of acquired mineral properties are based on independent valuations and reflect the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.

A significant portion of Northgate’s mineral property is depreciated on a unit-of-production basis. Under the unit-of-production basis, the calculation of depreciation and depletion of mineral property, plant and equipment is based on the amount of proven and probable reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan reducing the amount of reserves expected to be recovered, Northgate could be required to write down the recorded value of its mineral property, plant and equipment, or could be required to increase the amount of future depreciation, depletion and amortization expenses, both of which would reduce Northgate’s earnings and net assets.

In addition, Canadian GAAP requires Northgate to consider at the end of each accounting period whether events or changes in circumstances indicate that the carrying amounts of its long-lived assets may not be recoverable. When such indicators are identified, impairment testing is carried out where the carrying value of Northgate’s asset groups, the lowest level of assets and liabilities for which there are independent identifiable cash flows, is compared to the related undiscounted future cash flows expected from the use and eventual disposition of the corresponding assets and liabilities.

Expected future cash flows are based on detailed mine plans, which incorporate management assumptions and estimates of revenues and related costs. Significant assumptions include the forecasted price for gold and copper and estimates concerning the disposal value of its assets. Actual future results may differ from the assumptions made by Northgate.

If Northgate determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate due to reductions in the price of gold and copper, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate’s earnings and net assets.

Mineral properties for which there are no independent identifiable cash flows are assessed for impairment on other factors that may indicate the need for a write-down.

Auction Rate Securities

Northgate records its investment in auction rate securities at estimated fair value. In estimating the fair value of auction rate securities, several variables are considered, including the probability of future defaults, the potential impact of recent events in the global financial markets, the relative seniority of each auction rate security within the capital structure of the issuer, the credit circumstances of financial guarantors and the value of investments and reserves held by the issuer.

Northgate Interim Report | Q1 2010 | 18

A decline in the estimated fair value of the Corporation’s auction rate securities that is determined to be temporary is recorded in other comprehensive income in the period when the impairment occurred. In determining if a decline in estimated fair value is temporary, Northgate considers whether interest payments continue to be made, the probability of future defaults, the credit rating of the issuer and the existence of financial guarantors. Northgate also considers the senior rank of its holdings in the issuers’ capital structure and the fiduciary obligation and financial capacity of companies who own the issuers.

A decline in estimated fair value that is determined to be other than temporary is recognized in earnings in the period in which the impairment occurred. In determining whether an impairment is other than temporary, Northgate considers various factors, including a substantial decline in estimated fair value for an extended period of time, issuer defaults on interest payments, the presence of default insurance, significant downgrades in the credit rating of the issuer and adverse market conditions which have negatively impacted individual securities.

Valuation Allowance

Northgate recognizes future tax assets associated with tax loss carry forwards and other tax deductions only if it is more likely than not that the related benefits will be realized in the future. The evaluation of whether future tax assets should be recognized is based on expected future income for tax purposes. The determination of expected future income for tax purposes requires significant judgments and estimates with respect to metal prices, foreign exchange rates and operating costs. Changes in those assumptions can materially affect the recognized amount of a future income tax asset. In future years, if Northgate determines it is no longer more likely than not that the benefit of its future tax assets will be realized, it would be required to set up a valuation allowance with a corresponding future income tax expense in results from operations.

Adoption of New Accounting Standards

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

In January 2009, the Accounting Standards Board (“AcSB’) issued CICA Handbook Section 1582, Business Combinations, which is converged with International Financial Reporting Standards (“IFRS”) 3, Business Combinations, and replaces CICA Handbook Section 1581, Business Combinations. Section 1582 provides guidance on the application of the purchase method of accounting for business combinations. The new standard is effective on a prospective basis to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it should also adopt CICA Handbook Section 1601, Consolidated Financial Statements, and CICA Handbook Section 1602, Non-controlling Interests. These standards provide guidance for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Corporation elected to adopt Section 1582, Section 1601 and Section 1062 prospectively, effective January 1, 2010. Adoption of these standards did not have an impact on the Corporation’s consolidated financial statements due to the adoption on a prospective basis and no business combinations occurring in the quarter.

New Accounting Pronouncements

Conversion to International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Several existing Canadian standards will converge with IFRS before the transition date. Other IFRS will be adopted for the first time on January 1, 2011. Northgate’s financial statements up to and including the December 31, 2010 financial statements will be reported in accordance with Canadian GAAP as it exists on each reporting date. Financial statements for the quarter ended March 31, 2011, including comparative amounts, will be prepared in accordance with IFRS.

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Northgate’s IFRS conversion plan has been reviewed with the Audit Committee and is set out in four phases:

Phase 1 - Project planning and preliminary study;
Phase 2 - Detailed gap and impact analysis;
Phase 3 - Strategy and solutions identification; and,
Phase 4 - Solutions development and implementation.

Northgate completed Phase 1 and Phase 3 concurrently and is undertaking Phase 2 and Phase 4 which involve a detailed analysis of IFRS by topic and preparation of the opening balance sheet. During the first quarter of 2010, detailed gap analysis was performed on several key topics, including IFRS 1 elections, mineral property, plant and equipment, and impairment of assets.

IFRS 1, First-time adoption of International Financial Reporting Standards

IFRS 1 provides the framework for the first time adoption of IFRS and specifies that, in general, an entity shall apply the principles under IFRS retrospective. IFRS 1 also specifies that the adjustments that arise on retrospective conversion to IFRS from other GAAP should be directly recognized in retained earnings. Certain optional exemptions and mandatory exceptions to retrospective application are provided for under IFRS 1.

Northgate currently expects to apply the following optional exemptions:

For certain plant and equipment, fair value at the transition date will be used as the deemed cost under IFRS;
Northgate will set the cumulative foreign currency translation account to nil;
Northgate will not restate business combinations prior to January 1, 2008;
Northgate will apply the simplified method of calculating the net book value of the asset retirement obligation asset on the date of transition;
Northgate will not apply IFRS 2, Share-Based Payments, to equity instruments granted on or before November 7, 2002 or which vested before January 1, 2010.

Property, plant and equipment

IFRS and GAAP contain the same basic principles of accounting for property, plant and equipment. However, differences in application do exist. For example, IFRS requires that each component of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item must be depreciated separately over its useful life. While Canadian GAAP contains similar requirements, in practice, the concept is applied less stringently under Canadian GAAP. This method of componentizing property, plant and equipment may result in an increase in the number of components that are recorded and depreciated and, as a result, may impact the calculation of depreciation expense.

Applying the componentization requirements under IFRS is not expected to result in a material adjustment to Northgate’s opening IFRS balance sheet. The Corporation’s Australian operations are already reporting in compliance with IFRS and componentizing their property, plant and equipment accordingly. For significant equipment at Kemess South, the Corporation intends to apply the optional exemption under IFRS and reset the cost of these assets to their fair value on transition, as discussed below. As Kemess South is nearing the end of its mine life, the majority of its property, plant and equipment have a useful life of approximately 1 year. Therefore, componentizing these assets is not expected to have a material impact on depreciation expense. The Young-Davidson project did not have material property, plant and equipment as at January 1, 2010, and significant additions in 2010 will be componentized to minimize transition adjustments.

Upon transition to IFRS, an entity has the elective option to reset the cost of its property, plant and equipment based on fair value in accordance with the provisions of IFRS 1 and to use either the cost model or the revaluation model to measure its property, plant and equipment subsequent to transition. Northgate currently intends to apply the IFRS 1 election and reset certain plant and equipment at fair value upon transition to IFRS on January 1, 2010, and to use the cost model to measure all of Northgate’s property, plant and equipment subsequent to transition. Resetting the opening cost of these assets with their fair values at the transition date may have a significant impact on the book value of property, plant and equipment, and, as a result, may impact the calculation of depreciation expense.

Northgate Interim Report | Q1 2010 | 20

Impairment of long-lived assets

IAS 36, Impairment of Assets, uses a one-step approach for testing and measuring asset impairments, with asset carrying values being compared to the higher of value in use and fair value less costs to sell. Value in use is defined as being equal to the present value of future cash flows expected to be derived from the asset in its current state. In the absence of an active market, fair value less costs to sell may also be determined using discounted cash flows. The use of discounted cash flows under IFRS to test and measure asset impairment differs from Canadian GAAP where undiscounted future cash flows are used to compare against the asset’s carrying value to determine if impairment exists. This may result in more frequent write-downs in the carrying value of assets under IFRS since asset carrying values that were previously supported under Canadian GAAP based on undiscounted cash flows may not be supported on a discounted cash flow basis under IFRS. However, under IAS 36, previous impairment losses may be reversed where circumstances change such that the impairment has reduced. This also differs from Canadian GAAP, which prohibits the reversal of previously recognized impairment losses.

Northgate has determined that the long-lived assets at Stawell are likely impaired under IFRS as of December 31, 2009. The impairment under IFRS is currently estimated to be in the range of $35 million to $40 million, which would result in a retained earnings adjustment on the date of transition. Most of the potential impairment relates to the effect of income tax that must be included in the cash flows used to determine the fair value of the Stawell assets. In reality, the Corporation has sufficient tax shields to offset this tax liability and may be able to recognize future tax assets on its balance sheet, which would offset the transition date retained earnings adjustment.

Northgate currently does not anticipate additional impairment adjustments for its other operations upon transition to IFRS.

Northgate’s IFRS transition is progressing in line with the conversion plan. The transitional adjustments for the topics analyzed in the first quarter are being quantified, and additional detailed gap analyses continue to be performed on the remaining topics. The second quarter will focus on financial instruments, asset retirement obligations, leases, and business combinations. The third quarter will focus on income taxes and financial statement presentation. Accounting policies and transitional disclosures under IFRS are drafted as each topic is analyzed and policy choices made.

Non-GAAP Measures

Adjusted Net Earnings

The Corporation has prepared a calculation of adjusted net earnings, which has removed certain non-cash adjustments from its Canadian generally accepted accounting principles (Canadian GAAP) calculation of net earnings as it believes this may be a useful indicator to investors. Adjusted net earnings may not be comparable to other similarly titled measures of other companies.

(Expressed in thousands of US$, except share amounts)	Q1 2010	Q1 2009
Net earnings	$4,937	$21,410
Adjustments
Write-down of ARS	340	—
Fair value adjustment on copper forward contracts, net of tax	2,064	5,903
Adjusted net earnings	$7,341	$27,313
Diluted common shares outstanding	292,005,260	255,762,702
Adjusted net earnings per diluted common share	$0.03	$0.11

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Cash Cost

The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or as an alternative to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies.

A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown in the following table.

Q1 2010			Kemess
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	South	Combined
Gold production (ounces)	26,421	22,238	24,703	73,362
Cost of sales	$17,502	$17,070	$49,972	$84,544
Change in inventories and other	447	592	(5,519)	(4,480)
Gross copper and silver revenue	—	—	(32,052)	(32,052)
Total cash cost	$17,949	$17,662	$12,401	$48,012
Cash cost ($/ounce)	$679	$794	$502	$654

Q1 2009			Kemess
(Expressed in thousands of US$, except per ounce amounts)	Fosterville	Stawell	South	Combined
Gold production (ounces)	25,779	22,392	59,306	107,477
Cost of sales	$11,017	$11,050	$37,251	$59,318
Change in inventories and other	63	(1,380)	9,011	7,694
Gross copper and silver revenue	—	—	(24,472)	(24,472)
Total cash cost	$11,079	$9,671	$21,790	$42,540
Cash cost ($/ounce)	$430	$432	$367	$396

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Selected Quarterly Financial Data

(Thousands of US dollars, except per share, per ounce and per pound amounts)	2010	2009 Quarter Ended				2008 Quarter Ended
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Revenue	$125,278	$110,698	$120,163	$130,297	$123,818	$136,748	$99,267	$138,880
Earnings (loss) for the period	4,937	(67,755)	(8,563)	5,402	21,410	18,668	(29,438)	1,847
Earnings (loss) per share
Basic	$0.02	$(0.23)	$(0.03)	$0.02	$0.08	$0.07	$(0.12)	$0.01
Diluted	$0.02	$(0.23)	$(0.03)	$0.02	$0.08	$0.07	$(0.12)	$0.01
Metal production
Gold (ounces)	73,362	80,753	80,791	93,377	107,477	118,265	64,588	83,561
Copper (thousands pounds)	9,529	11,750	11,934	13,805	15,007	14,391	9,195	13,940
Average metal prices
Gold (London Bullion Market – $ per ounce)	1,109	1,100	960	922	909	795	870	896
Copper (LME Cash – $ per pound)	3.29	3.02	2.65	2.12	1.56	1.77	3.48	3.83
Average foreign exchange rates
US$ /Cdn$	0.96	0.95	0.91	0.86	0.80	0.83	0.96	0.99
US$ /A$	0.90	0.91	0.83	0.76	0.67	0.67	0.89	0.94

Qualified Person

The program design, implementation, quality assurance/quality control and interpretation of the results are under the control of Northgate’s geological staff, which includes a number of individuals who are qualified persons as defined under NI 43-101. Carl Edmunds, PGeo, Northgate’s Exploration Manager, has reviewed the geologic contents of this interim report.

Cautionary Note Regarding Forward-Looking Statements and Information:

This Northgate interim report contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might" "be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information Form for the year ended December 31, 2009 or under the heading "Risks and Uncertainties" in Northgate's 2009 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this interim report. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this interim report is made as of the date of this interim report, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

The Company prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this interim report are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms, such as, “measured mineral resources” “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this interim report and are included in the Company’s public filings which have been filed with securities commissions or similar authorities in Canada).

Northgate Interim Report | Q1 2010 | 23

Interim Consolidated Balance Sheets

	March 31	December 31
Thousands of US dollars	2010	2009
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$230,306	$253,544
Trade and other receivables	24,837	27,961
Inventories (note 3)	39,632	44,599
Prepaids	3,533	2,566
Future income tax asset	5,661	5,541
	303,969	334,211
Other assets	38,022	27,544
Future income tax asset	11,935	14,507
Mineral property, plant and equipment	337,097	327,416
Investments (note 4)	37,135	38,001
	$728,158	$741,679

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$68,734	$59,132
Income taxes payable	1,291	29,395
Short-term loan (note 5)	41,137	41,515
Capital lease obligations	6,673	5,995
Provision for site closure and reclamation costs	23,846	23,501
Future income tax liability	893	867
	142,574	160,405
Capital lease obligations	4,239	4,656
Other long-term liabilities	3,329	8,995
Provision for site closure and reclamation obligations	22,503	23,989
	172,645	198,045
Shareholders' Equity
Common shares	403,217	402,879
Contributed surplus	7,526	6,202
Accumulated other comprehensive income (loss)	1,575	(3,705)
Retained earnings	143,195	138,258
	555,513	543,634
	$728,158	$741,679

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

On behalf of the Board of Directors,

"Signed"	"Signed"
Terrence A. Lyons, Director	Douglas P. Hayhurst, Director

Northgate Interim Report | Q1 2010 | 24

Interim Consolidated Statements of Operations and Comprehensive Income

	Three Months Ended March 31
Thousands of US dollars, except share and per share amounts, unaudited	2010	2009
Revenue	$125,278	$123,818
Cost of sales (note 3)	84,544	59,318
Depreciation and depletion	27,312	23,497
Administrative and general	3,839	2,282
Net interest income	(454)	(380)
Exploration	4,127	3,249
Currency translation loss (gain)	(3,399)	2,581
Accretion of site closure and reclamation costs	414	722
Write-down of investments ( note )4	340	—
Other expenses (income)	249	(666)
	116,972	90,603
Earnings before income taxes	8,306	33,215
Income tax recovery (expense)
Current	(477)	(22,853)
Future	(2,892)	11,048
	(3,369)	(11,805)
Net earnings for the period	4,937	21,410
Other comprehensive income (loss)
Unrealized loss on available for sale securities	(866)	(2,486)
Unrealized gain (loss) on translation of self-sustaining operations	5,806	(3,968)
Reclassification of other than temporary loss on available for sale investments to net earnings	340	—
	5,280	(6,454)
Comprehensive income	$10,217	$14,956
Net earnings per share
Basic	$0.02	$0.08
Diluted	0.02	0.08
Weighted average shares outstanding
Basic	290,718,756	255,753,359
Diluted	292,005,260	255,762,702

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Northgate Interim Report | Q1 2010 | 25

Interim Consolidated Statements of Cash Flows

	Three Months Ended March 31
Thousands of US dollars, unaudited	2010	2009
Operating activities:
Net earnings for the period	$4,937	$21,410
Non-cash items:
Depreciation and depletion	27,312	23,497
Unrealized currency translation losses (gains)	570	(1,124)
Accretion of site closure and reclamation costs	414	722
Loss on disposal of assets	333	70
Amortization of deferred charges	—	54
Stock-based compensation	1,439	439
Accrual of employee severance costs	438	655
Future income tax expense (recovery)	2,892	(11,048)
Change in fair value of forward contracts	2,894	8,433
Write-down of investments	340	—
Changes in operating working capital and other (note 10)	(25,286)	2,094
	16,283	45,202
Investing activities:
Release of restricted cash	163	—
Increase in restricted cash	(10,042)	(72)
Purchase of plant and equipment	(9,111)	(9,740)
Mineral property development	(19,277)	(7,839)
Proceeds from sale of equipment	251	72
	(38,016)	(17,579)
Financing activities:
Repayment of capital lease obligations	(1,514)	(1,112)
Repayment of short-term loan	(378)	(617)
Repayment of other long-term liabilities	(217)	(151)
Issuance of common shares	223	86
	(1,886)	(1,794)
Effect of exchange rate changes on cash and cash equivalents	381	131
Increase (decrease) in cash and cash equivalents	(23,238)	25,960
Cash and cash equivalents, beginning of period	253,544	62,419
Cash and cash equivalents, end of period	$230,306	$88,379

Supplementary cash flow information (note 10)
The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Northgate Interim Report | Q1 2010 | 26

Interim Consolidated Statement of Shareholders' Equity

				Accumulated
	Number of	Common		Other
Thousands of US dollars,	Common	Shares	Contributed	Comprehensive	Retained
except common shares, unaudited	Shares	Amount	Surplus	Income (loss)	Earnings	Total
Balance at December 31, 2008	255,717,071	$311,908	$5,269	$(89,503)	$187,764	$415,438
Shares issued under new equity offering	34,300,000	89,306	—	—	—	89,306
Shares issued under employee share purchase plan	306,715	422	—	—	—	422
Shares issued on exercise of options	364,600	1,030	(321)	—	—	709
Stock-based compensation	—	213	1,254	—	—	1,467
Net loss	—	—	—	—	(49,506)	(49,506)
Other comprehensive income	—	—	—	85,798	—	85,798
Balance at December 31, 2009	290,688,386	402,879	6,202	(3,705)	138,258	543,634
Shares issued under employee share purchase plan	60,479	111	—	—	—	111
Shares issued on exercise of options	74,800	171	(59)	—	—	112
Stock-based compensation	—	56	1,383	—	—	1,439
Net earnings	—	—	—	—	4,937	4,937
Other comprehensive income	—	—	—	5,280	—	5,280
Balance at March 31, 2010	290,823,665	$403,217	$7,526	$1,575	$143,195	$555,513

The accompanying notes form an integral part of these interim consolidated financial statements.

Northgate Interim Report | Q1 2010 | 27

Notes to Consolidated Financial Statements
Unaudited

Note 1	Basis of Presentation

The accompanying unaudited interim consolidated financial statements for Northgate Minerals Corporation (“Northgate” or the “Corporation”) have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Corporation’s consolidated financial statements and the notes thereto included in the Corporation’s Annual Report for the year ended December 31, 2009. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Except as disclosed in Note 2 below, these financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation’s consolidated financial statements for the year ended December 31, 2009.

Note 2	Adoption of New Accounting Standards

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

In January 2009, the Accounting Standards Board (“AcSB’) issued the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1582, Business Combinations, which is converged with International Financial Reporting Standards (“IFRS”) 3, Business Combinations, and replaces CICA Handbook Section 1581, Business Combinations. Section 1582 provides guidance on the application of the purchase method of accounting for business combinations. The new standard is effective on a prospective basis to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it should also adopt CICA Handbook Section 1601, Consolidated Financial Statements, and CICA Handbook Section 1602, Non-controlling Interests. These standards provide guidance for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Corporation elected to adopt Section 1582, Section 1601 and Section 1062 prospectively, effective January 1, 2010. Adoption of these standards did not have an impact on the Corporation’s consolidated financial statements due to the adoption on a prospective basis and no business combination occurring in the quarter.

Note 3	Inventories and Cost of Sales

	March 31	December 31
	2010	2009
Concentrate and unshipped gold doré	$7,947	$16,059
Gold in circuit	5,341	3,868
Stockpiled ore	5,148	3,310
Supplies	21,196	21,362
	$39,632	$44,599

At March 31, 2010, the carrying value of gold in circuit and stockpiled ore at Stawell was recorded at its net realizable value of $2,780,000, resulting in a write-down of $576,000.

At March 31, 2010, the carrying value of stockpiled ore at Fosterville was recorded at its net realizable value of $1,263,000, resulting in a write-down of $373,000.

Northgate Interim Report | Q1 2010 | 28

Notes to Consolidated Financial Statements
Unaudited

The cost of sales balance on the statement of operations is comprised of the following items:

	Q1 2010	Q1 2009
Change in inventory	$4,886	$(7,719)
Mining and milling costs	59,448	45,697
Marketing and other costs	20,210	21,340
	$84,544	$59,318

Depreciation and depletion included in inventory is reported as depreciation and depletion expense in the statement of operations when the related inventory is sold.

Note 4	Investments

Northgate continues to hold auction rate securities (“ARS”), which are floating rate debt securities marketed by financial institutions with auction reset dates at 7, 28, or 35-day intervals to provide short-term liquidity. The par value of these securities held by the Corporation is $72,600,000. Beginning in August 2007, auctions for these ARS began to fail, and shortly thereafter attempts to conduct such auctions generally ceased. Currently, these securities cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers or their guarantors continue to make regular interest payments to the Corporation. There has been no material change in the legal situation surrounding the Corporation’s ARS investments since December 31, 2009.

The estimated fair value of the Corporation’s ARS holdings at March 31, 2010 was $36,726,000, which reflects a $976,000 decrease from the estimated fair value of $37,702,000 at December 31, 2009. The Corporation continues to earn interest on all its ARS investments.

Of the decline in value, $340,000 was related to the ARS investments issued by derivative product companies (companies involved in the issuance of credit default swaps). The Corporation has concluded that this decline is other than temporary, and recognized a corresponding write-down in net earnings for the three months ended March 31, 2010. The remaining decline in value was related to the Corporation’s ARS investments issued by Regulation XXX Insurance companies. The Corporation has concluded that this decline is temporary. In determining that the loss in value is temporary, the Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

The Corporation believes that, based on its cash and cash equivalents balance of $230,306,000 at March 31, 2010 and expected operating cash flow, the current illiquidity and impairment of its ARS will not have a material impact on the Corporation’s ability to carry on its business.

Northgate Interim Report | Q1 2010 | 29

Notes to Consolidated Financial Statements
Unaudited

Note 5	Short-Term Loan

Subsequent to the ARS investments of the Corporation becoming illiquid, the Corporation received from Lehman a short-term loan collateralized by the ARS held in the Corporation’s investment account managed by Lehman, pursuant to a Client Agreement between Lehman and Northgate dated October 18, 2007 (the “Short-Term Loan”). As of March 31, 2010, the principal outstanding on the Short-Term Loan was $41,137,000. The Short-Term Loan matured on June 6, 2008. The Corporation continues to treat the Short-Term Loan as an obligation and has classified it as a current liability.

Note 6	Stock-Based Compensation

During the three months ended March 31, 2010, the Corporation granted a total of 2,110,000 (2009 – 1,566,000) options to employees, with a term of seven years and exercisable at Cdn$3.55 per share. Of the options granted, 422,000 vested immediately with remaining options vesting in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options granted for the three months ended March 31, 2010 was $4,332,000 (2009 –$742,000). During the three months ended March 31, 2010, $1,383,000 (2009 – $395,000) of stock–based compensation was recognized related to outstanding stock options.

During the three months ended March 31, 2010, a total of 102,000 options were cancelled and 74,800 were exercised.

At March 31, 2010, there were 8,259,050 options outstanding, of which 4,834,750 were exercisable.

The fair value of the share options granted was estimated using the Black–Scholes pricing model with the following assumptions:

	For Options Granted	For Options Granted
	in Q1 2010	in Q1 2009
Risk-free interest rate	3.28%	2.30%
Annual dividends	—	—
Expected stock price volatility	66.93%	64.1%
Expected option life	5.4 years	5.0 years
Per share fair value of options granted (Cdn$)	$2.14	$0.59

Northgate Interim Report | Q1 2010 | 30

Notes to Consolidated Financial Statements
Unaudited

Note 7	Financial Instruments

The Corporation has entered into forward sales contracts with Mitsui Bussan Commodities Ltd. (“Mitsui”), to fix the price of copper for certain future production. A total volume of 17,375 metric tonnes of copper have been sold forward using London Metal Exchange (“LME”) contracts as at March 31, 2010. These contracts mature from April 2010 through April 2011 at an average forward price of Cdn$3.31 per pound. The Corporation also entered into separate forward purchase contracts with Mitsui to repurchase in US dollars, over the same period, its forward sales position at the difference between the monthly average LME prices in the month of settlement and the forward price of Cdn$3.31 per pound. The volume of forward sales and purchases in each future month of production match the expected future pricing periods for copper in concentrate to be delivered to Xstrata under a concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis in net earnings. The fair value of these contracts at March 31, 2010 was a liability of $11,122,000, of which $10,654,000 is included in accounts payable and accrued liabilities for contracts maturing within 12 months and $468,000 is included in other long-term liabilities. At December 31, 2009, the fair value of contracts outstanding was a liability of $8,228,000, of which $5,507,000 was included in accounts payable and accrued liabilities and $2,721,000 was included in other long-term liabilities.

The change in fair value of the forward contracts recognized in revenues was a loss of $2,894,000 for the three months ended March 31, 2010 (2009 – $8,433,000).

Note 8	Segmented Information

The Corporation’s primary segment reporting basis is by individual mine as the assessment of performance and resource allocation decisions are made on the same basis. The Corporate segment includes costs incurred for corporate activity in Canada and Australia as well as revenues and costs that are not attributable to the individual mines for performance assessment. Thus, hedging activity and exploration costs not attributable to the individual mines are included in the Corporate segment as the decisions concerning these expenditures are approved at the corporate level.

During the first quarter of 2010, the Corporation determined that the Young-Davidson project has qualified as an operating segment and has restated the comparative information to conform to the current period presentation. In prior periods, the operating results of Young-Davidson had been included in the Corporate segment.

The operating segment results for the three months ending March 31, 2010 are as follows:

				Young-
	Fosterville	Stawell	Kemess	Davidson	Corporate	Total
Revenues	$28,880	$24,054	$75,238	$—	$(2,894)	$125,278
Depreciation and depletion	8,182	10,004	9,072	—	54	27,312
Exploration	2,349	1,170	—	526	82	4,127
Net interest expense (income)	104	90	(11)	—	(637)	(454)
Earnings (loss), before income taxes	705	(4,065)	14,260	(593)	(2,001)	8,306
Capital expenditures[1]	11,112	9,040	2,026	7,497	255	29,930
Mineral property, plant and equipment	116,710	142,998	45,105	31,323	961	337,097
Total assets	137,274	155,503	121,103	41,621	272,657	728,158

1	Capital expenditures include mineral property, plant and equipment purchased outright and by assumption of capital lease obligations.

Northgate Interim Report | Q1 2010 | 31

Notes to Consolidated Financial Statements
Unaudited

The operating segment results for the three months ending March 31, 2009 are as follows:

				Young-
	Fosterville	Stawell	Kemess	Davidson	Corporate	Total
Revenues	$23,782	$22,415	$86,153	$—	$(8,532)	$123,818
Depreciation and depletion	5,155	5,818	12,402	20	102	23,497
Exploration	1,025	857	13	1,324	30	3,249
Net interest expense (income)	91	44	(29)	—	(486)	(380)
Earnings (loss) before income taxes	6,483	4,693	33,575	(1,344)	(10,192)	33,215
Capital expenditures	9,747	5,926	1,877	—	29	17,579
Mineral property, plant and equipment	149,396	109,444	66,307	17,675	790	343,612
Total assets	166,128	125,199	160,104	18,372	123,519	593,322

Revenues, net of the effect of hedging, and mineral property, plant and equipment per geographical region for the three months ending March 31, 2009, are as follows:

			Mineral property, plant and
	Revenues		equipment
	Q1 2010	Q1 2009	Q1 2010	Dec. 31, 2009
Canada	$72,344	$77,621	$76,800	$74,690
Australia	52,934	46,197	260,297	252,726
	$125,278	$123,818	$337,097	$327,416

Note 9	Other Income

For the three months ended March 31, 2009, other income included insurance proceeds of $554,000 relating to the collapse of a buried section of the process water line at Kemess. The event, which occurred in the third quarter of 2008, resulted in ten days of lost production. No amount had previously been accrued in the consolidated financial statements.

Northgate Interim Report | Q1 2010 | 32

Notes to Consolidated Financial Statements
Unaudited

Note 10	Supplementary Cash Flow Information

Changes in non-cash working capital and other:

	Q1 2010	Q1 2009
Trade and other receivables	$3,445	$(17,997)
Income taxes receivable	—	6,837
Prepaid expenses	(944)	531
Inventories	3,138	(7,157)
Accounts payable and accrued liabilities	79	(13,382)
Income taxes payable	(28,104)	14,733
Settlement of forward contracts	—	19,182
Reclamation costs paid	(2,900)	(653)
	$(25,286)	$2,094

Supplementary information:
	Q1 2010	Q1 2009
Cash paid during the year for:
Interest	$564	$553
Income taxes	26,913	587
Non-cash transactions:
Purchase of mineral property, plant and equipment by assumption of capital lease obligation	1,542	—

Note 11	Subsequent Events

Subsequent to March 31, 2010, the Corporation’s Stawell operation filed an insurance claim for the replacement cost of a loader that was damaged in February 2010. Insurance proceeds in the amount of A$1,834,000 has been received in May 2010. As at March 31, 2010, no amount was recorded for the insurance proceeds in the consolidated financial statements as settlement terms were not confirmed by the insurance company as at March 31, 2010.

As part of the insurance claim, the Corporation was required to issue an irrevocable purchase order to acquire a new loader. The purchase commitment was entered into in April 2010 at a purchase price of A$2,059,000.

On May 2, 2010, the Australian Labour government introduced a proposal for a Resource Super Profits Tax (“RSPT”) of 40%. The RSPT would apply to all existing and future non-renewable resource projects from July 1, 2012. Under the proposed RSPT, a tax will be levied on profits on capital in excess of a return from a 10 year government bond. A depreciation deduction will be allowed for past capital expenditures over a 5 year transitional period, and current capital expenditures will also be entitled to a depreciation deduction. Operating losses under the regime can be carried forward to offset any future RSPT payable and any RSPT payable is deductible for income tax purposes.

Under the proposed RSPT, the effective tax for Australian miners will increase from 30% to between 50% – 57% in 2012. A consultation process has commenced with stakeholders to discuss the design of the proposed tax and the transition rules. It is probable that changes to the proposed RSPT will be made prior to being passed into legislation. The Corporation has considered the impact on its Australian operations based on policy details currently available. Due to its significant capital investment in Australia, the Corporation does not expect to incur RSPT liabilities in the near term at current gold prices.

Northgate Interim Report | Q1 2010 | 33

Shareholder Information

Stock Exchange Listings	Investor Relations Inquiries
Common shares of Northgate Minerals Corporation are	Inquiries regarding the company’s latest information,
listed on the Toronto and American Stock exchanges.	news releases, investor presentations, mining projects
and general financial information may be directed to:
TSX: NGX | NYSE Amex: NXG
Keren R. Yun
Transfer Agent & Registrar	t. 416-363-1701 ext.233
Shareholder inquiries relating to address changes and	e. ngx@northgateminerals.com
share certificates should be directed to:
Interested parties are also encouraged to visit our
Computershare Investor Services	website at www.northgateminerals.com.

510 Burrard Street
Vancouver, BC V6C 3B9

t. 1-800-564-6253 (toll free in North America)
or 514-982-7555
e. service@computershare.com
Web contact form:
www.computershare.com/service

Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties. We are forecasting gold production of 310,000 ounces in 2010.

Northgate Minerals Corporation	Northgate Australian Ventures Corporation

Toronto Office	Bendigo Office
110 Yonge St., Suite 1601	117 Wills Street
Toronto, ON M5C 1T4	Bendigo, Victoria 3550
t. 416-363-1701	t. 61 3 5434 2111
f. 416-363-6392	f. 61 3 5442 3955

Vancouver Office
815 Hornby Street, Suite 406
Vancouver, BC V6Z 2E6
t. 604-681-4004
f. 604-681-4003

General Inquiries
ngx@northgateminerals.com
www.northgateminerals.com